

August 15, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Wayne B. Hoovestol
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
105 N. 31st Avenue, Suite 103
Omaha, Nebraska 68131

Re: **Green Plains Renewable Energy, Inc.**
         Registration Statement on Form S-4 Amendment No.1
         Filed on August 1, 2008
         File No.: 333-151900

Dear Mr. Hoovestol:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

2. Please revise your tax disclosure throughout the document to state that Stoel Rives "has" opined or delivered their opinion instead of stating that they "will" deliver their opinion.

Letter to Shareholders

3. The letter still appears dense and confusing. In the first paragraph, please state simply that you will acquire VBV, IBE and EGP since the details regarding the legal mechanics of the mergers are disclosed elsewhere in the prospectus. In the second full paragraph, please state simply that you have received an opinion the mergers will be tax free reorganizations since the details are disclosed elsewhere.

Summary, page 8

> The Companies, page 8
> VBV LLC, page 8

4. We note your response and revised disclosure in response to comment 18 of our prior letter. Following our review of the supplemental materials, we note that on page 3 of the Project Eagle Preliminary Bank Presentation dated April 21, 2008, VBV is characterized as a joint venture of NTR and Wilon. Please revise your disclosure to describe adequately the nature of VBV's business. To the extent that VBV's business extends beyond managing the operations of IBE and EGP, please disclose what the other aspects of VBV's business are.

> Conditions to Completion of the Mergers, page 10

5. We note your revised disclosure in response to comment 20 of our prior letter; however, it seems that you have not addressed the circumstances under which you would re-solicit the shareholders' votes. Please revise your disclosure accordingly.

Background of the Mergers, page 55

6. Please quantify your valuation disclosure to help investors understand how the parties arrived at the 11,139,000 share number and what value that number of GPRE shares represented at that time.

GPRE's Reasons for the Mergers, page 61

7. Please quantify your disclosure related to the "modest" accretion to earnings found in the fourth bullet point of your disclosure.

VBV's and VBV Subsidiaries' Reasons for the Mergers, page 62

8. From our review of the supplemental materials, we note that one of VBV's reasons for merging with GPRE was VBV members' ability to achieve liquidity through receipt of publicly traded common stock (see page 5 of the Project Eagle Preliminary Bank Presentation dated April 21, 2008). To the extent that this was a material reason for the mergers as well as a material factor in determining the structure of the merger, please disclose.

Opinion of Financial Advisor, page 63

9. We also note that it is not clear how Duff & Phelps selected the "overall concluded value range in which" it assessed the overall fairness of the

transaction. Please explain.

Discounted Cash Flow Analysis, page 67

10. We note your response to the first half of comment 47 of our prior comment
letter. Since Duff & Phelps relied on the projections and the quality of the
discounted cash flow analysis is directly related to the quality of the inputs
and assumptions used in its analysis, the disclosure of projections appears to
be material to a voting shareholder in evaluating the discounted cash flow
analysis.   Please provide to us a detailed legal analysis that explains why this
data is not material, or otherwise disclose the financial projections used in
Duff & Phelps' analysis necessary for the voting shareholders' understanding
of the current disclosure. Please note that material information must be
disclosed, even if confidential.

Selected Public Companies' Analysis, page 67

11. Based on our review of the supplemental materials, it is not clear what
variables Duff & Phelps used in determining the Adjusted Enterprise Values
and the equity values in the selected public companies' analysis. Please
explain.

Summary of Analysis, page 69

12. The range of values disclosed here differs from the range of values found in
the discounted cash flow analysis on page 67 and the selected public
companies' analysis on page 68. Please explain the difference in values as
well as how you arrived to the 16,871,472 share number.

Material U.S. Federal Income Tax Consequences of the Mergers, page 73

13. We note your revised disclosure in response to the third bullet point of
comment 10 of our prior comment letter. It remains unclear to us why the tax
summary is applicable "only to [the] Subsidiary Holders and Subsidiary
Optionholders . . ." and not to GPRE and all of the Holders who are U.S.
persons. Please explain or revise your disclosure accordingly.

The Merger Agreements, page 80

14. Following our review of the supplemental materials you provided to us in
response to comment 55 of our prior comment letter, we note the disclosure
related to Schedule 3.2(i) of the VBV merger agreement. To the extent
material, please quantify the resulting tax liability and discuss whether this
liability may have a material adverse effect on the combined business.

15. The context of the disclosure related to Schedule 4.2(g) of the VBV merger agreement is ambiguous, and the reference to the undisclosed liability is unclear. Please explain to us supplementally the matters addressed by the disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto, page 98

16. We note your response to prior comment 68. Please identify the entity that will be purchasing the 6,000,000 shares of your stock at $10.00 per share. Your disclosures elsewhere indicate that the stock purchase will be made by Bioverda International Holdings Limited and Bioverda US Holdings LLC, which your disclosures on page 11 indicate currently own approximately 90% of VBV LLC. In a similar manner to your response, please disclose that the stock purchase agreement is contingent upon the occurrence of the merger. Please disclose whether there is any possibility for the stock purchase agreement not to occur upon the occurrence of the merger. Please also disclose what consideration you gave as to whether the cash received in the stock purchase agreement should be included in your purchase price calculation and allocation.

Note 1. Basis of Presentation, page 101

17. We note your response to prior comment 66. Please disclose the nature and terms of any contractual agreements, including management or cost sharing agreements, which will be in place subsequent to the acquisition in the pro forma financial statements and related notes. Please also disclose how you determined you did not need to give pro forma effect to these arrangements.

18. We note your response to prior comment 64. It remains unclear how you arrived at the depreciation adjustment amount of $355,000. We continue to believe that you should present the detailed calculation used to arrive at this amount. Your calculation should show the specific adjustment amount related to each asset category and corresponding useful life.

Note 2. Pro Forma Adjustments, page 101

19. In your description of adjustment (b) you state that amounts recorded for corn purchase contracts will be charged to earnings in the periods the contracts mature. Please expand your disclosure to provide a breakdown of when the contracts mature with corresponding amounts. Please also disclose that no pro forma adjustment has been included in your pro forma statement of operations for these contracts. Please also disclose with quantification how changes in

the value of the contracts and maturities would impact your statement of operations.

20. Please disclose how you determined it was appropriate to use a value of $10 per share.

21. You state that options to purchase 267,528 shares of GPRE common stock, which were issued to convert options to purchase IBE and EGP units, are assumed to be exercised for the pro forma financial statements on the date the mergers are consummated. Please further disclose how you determined it was appropriate to assume these options are exercised. Please also disclose what consideration you gave to SFAS 123(R) in accounting for the exchange of these options, including whether the replacement awards should be accounted for as part of the purchase price, compensation, or a combination of both. Please also disclose whether or not the original options were vested and whether the new options will or will not be vested. Please also disclose how you will account for the new options subsequent to the acquisition.

Related Transactions of VBV and its Subsidiaries, page 124

22. Following our review of the supplemental materials you provided to us in response to comment 55 of our prior comment letter, we note that Schedule 3.2(f) of the VBV merger agreement includes loans made by VBV to Mr. Becker. To the extent material, please disclose them in the filing.

Executive Compensation, Page 127
Compensation Discussion and Analysis, page 127

Long-Term Incentive Compensation, page 128

23. We note your revised disclosure in response to comment 74 of our prior comment letter. However, the revised disclosure does not address how the Compensation Committee measures the value of an "individual's contributions to GPRE" and GPRE's overall performance. Please revise your disclosure to address our prior comment 74 in full.

Financial Statements

VBV LLC

Consolidated Statements of Cash Flows, page F-62

24. We note your response to prior comment 82. Your restated statements of cash flows reflect an increase in construction in progress for amounts still owed of $18,220,685 for the year ended March 31, 2008. In light of this, please help us understand why the payments for construction in progress, less retainage line item as well as net cash used in investing activities only changed by $10,132,431 in your restated statements of cash flows.

Part II

Exhibit 8.1

25. We note that, other than the VBV merger, the tax opinion expresses no opinion as to any other tax consequences of the mergers. Please confirm that you do not consider the fact that GPRE, its subsidiaries and VBV should not recognize any gain or loss as a result of the EGP and IBE mergers to be a material consequence.

26. With respect to your opinion set forth in point 5, please remove the following language: "subject to the qualifications set forth therein and in this letter, to the extent they describe U.S. federal income tax laws or legal conclusions with respect thereto".

27. In the last paragraph, since the opinion is addressed to VBV and Green Plains, please delete the statement that it may not be relied upon by any other person since shareholders are entitled to rely on the opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at

Wayne B. Hoovestol
Green Plains Renewable Energy, Inc.
August 15, 2008
Page 8

least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: **Via Facsimile @ (402) 964-5050**

Michelle S. Mapes, Esq.
Husch Blackwell Sanders LLP
1620 Dodge Street, Suite 2100
Omaha, Nebraska 68102